The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

August 9, 2012

Mr. Edward M. Kelly
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3728

Re:	Sandalwood Ventures, Ltd.
Form 8-K
File Number 0-54507
Filed July 6, 2012

Dear Mr. Kelly,

As counsel to Sandalwood Ventures, Ltd., I am providing this letter to confirm our conversation that Sandalwood Ventures, Ltd. plans to respond to the SEC comment letter dated August 2, 2012, by August 20, 2012.

Regards,

/s/ David M. Loev
David M. Loev